                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2004

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ______ to ______


                        Commission file number 333-21399


A. Full title of the plan and the address of the plan, if different from that of the issue named below:


                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
                        4400 POST OAK PARKWAY, SUITE 1000
                              HOUSTON, TEXAS 77027


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              WILLBROS GROUP, INC.
                               PLAZA 2000 BUILDING
                             50TH STREET, 8TH FLOOR
                               P.O. BOX 0816-01098
                           PANAMA, REPUBLIC OF PANAMA
                         TELEPHONE NO.: 011-507-213-0947

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                                TABLE OF CONTENTS

                           DECEMBER 31, 2004 AND 2003


Report of Independent Registered Public Accounting Firm                                                   1

Financial Statements:

Statements of Net Assets Available for Benefits
     December 31, 2004 and 2003                                                                           2

Statements of Changes in Net Assets Available for Benefits
     Years ended December 31, 2004 and 2003                                                               3

Notes to Financial Statements
     December 31, 2004 and 2003                                                                           4

Supplemental Schedules:

Schedule 1 - Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
     Year ended December 31, 2004                                                                        12

Schedule 2 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2004                                                                                   13


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Willbros Employee Benefits Committee
Willbros USA, Inc.:


We have audited the accompanying statements of net assets available for benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2004 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Houston, Texas
June 29, 2005

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003


                                                      2004              2003
                                                  ------------      ------------
Assets:
    Investments, at fair value                    $ 22,347,633      $ 18,155,238
    Investments, at contract value                   3,282,649         2,744,284
    Non interest-bearing cash                           16,937            52,469
    Accrued investment income                            2,864             2,763
    Contributions receivable:
      Employer - cash, net of forfeitures                8,969             3,861
      Employer - stock                                  35,385             1,830
      Participants                                      23,221            15,600
                                                  ------------      ------------

        Total assets                                25,717,658        20,976,045

Liabilities:
    Due to broker                                      (76,868)               --
    Administrative expenses payable                    (12,092)               --
                                                  ------------      ------------

        Total liabilities                              (88,960)               --

        Net assets available for benefits         $ 25,628,698      $ 20,976,045
                                                  ============      ============



See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                 2004              2003
                                                             ------------      ------------
Additions to net assets attributable to:
    Investment income:
      Net appreciation in fair value of investments          $  3,584,984      $  3,815,663
      Dividends                                                    34,461            37,696
      Interest                                                     33,972            33,973
                                                             ------------      ------------

        Total investment income                                 3,653,417         3,887,332
                                                             ------------      ------------

    Contributions:
      Employer - cash, net of forfeitures                         647,175           582,195
      Employer - stock                                            239,915           234,859
      Participants                                              1,842,668         1,773,153
      Rollovers                                                   133,226            44,082
                                                             ------------      ------------

        Total contributions                                     2,862,984         2,634,289
                                                             ------------      ------------

           Total additions                                      6,516,401         6,521,621
                                                             ------------      ------------

Deductions from net assets attributable to:
    Benefits paid to participants                              (2,619,519)       (2,909,454)
    Trustee and other fees                                       (142,306)         (105,286)
                                                             ------------      ------------

           Total deductions                                    (2,761,825)       (3,014,740)
                                                             ------------      ------------

Net increase in net assets available for benefits before
    transfers from merged plans                                 3,754,576         3,506,881

      Transfers from merged plans                                 898,077                --
                                                             ------------      ------------

Net increase in net assets available for benefits               4,652,653         3,506,881

Net assets available for benefits - beginning of year          20,976,045        17,469,164
                                                             ------------      ------------

Net assets available for benefits - end of year              $ 25,628,698      $ 20,976,045
                                                             ============      ============



See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


(1)      DESCRIPTION OF PLAN

         The following description of the Willbros Employees' 401(k) Investment Plan (Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         (A)      GENERAL

                  The Plan is a defined contribution plan sponsored by Willbros USA, Inc. (the Plan Sponsor) covering eligible employees of Willbros USA, Inc., Willbros Engineers, Inc., Willbros RPI, Inc., Willbros Operating Services, Inc., Willbros Energy Services Company, Willbros Mt. West, Inc., Willbros Pacific Industrial Electric, Inc., and, from April 1, 2004 to July 1, 2004, Willbros Process Engineering Design, Inc. (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         (B)      ADMINISTRATION

                  The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. Bank of Oklahoma, N.A. also provides recordkeeping services for the Plan. Frank Russell Trust Company (FRTC) manages the Plan's core investment options, and has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved plan options; however, the Willbros Employee Benefits Committee retains the right to change the options available to participants.

         (C)      ELIGIBILITY

                  An employee is eligible to participate in the Plan on the first day of the fourth month after one hour of service, as defined in the plan document.

         (D)      CONTRIBUTIONS

                  Effective April 1, 2004, participants may contribute up to 75% of their compensation to the Plan and allocate these amounts as salary reduction accounts for pre-tax deferrals or voluntary contribution accounts for after-tax contributions. Previously, participants could contribute from 1% to 50% of their compensation to the Plan. Participants who are age 50 or older at any time during the plan year may elect to make an additional catch-up contribution of up to $3,000 and $2,000 in 2004 and 2003, respectively.

                  The Company matches employee contributions up to a maximum of 4% of their compensation in the form of cash or Willbros Group, Inc. (Willbros) common stock, as elected by the employee. Company matching contributions elected in Willbros common stock are immediately subject to investment direction by the participant (see Note 13).

                  Participants may elect to roll over distributions from a former employer's qualified retirement plan, an individual retirement account or annuity.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


         (E)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions and the Company matching contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (F)      VESTING

                  Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company matching contribution account is based on years of service earned as follows: less than one year - 0%; 1 year but less than 2 years
                  - 25%; 2 years but less than 3 years - 50%; three years but less than 4 years - 75%; and 4 years or more - 100%.

         (G)      FORFEITURES

                  The portion of a participant's Company matching contribution account that is forfeited because of termination of employment before full vesting is used to reduce the Company's future matching contributions. During 2004 and 2003, forfeitures reduced Company matching contributions by $415 and $16,816, respectively. Forfeitures available to reduce future Company matching contributions totaled $85,625 and $40,254 at December 31, 2004 and 2003, respectively.

         (H)      PAYMENT OF PLAN BENEFITS

                  Upon termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 65 is reached or death occurs. Participants may make a withdrawal of their voluntary contribution account, the vested percentage of their Company matching contribution account and, if over age 59-1/2, their salary reduction accounts provided that amounts withdrawn from any account have been in that account for more than two years. Only one withdrawal is permitted within any twelve-month period. If a participant makes a withdrawal, the participant is suspended from Company matching contributions for a six-month period.

                  Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances. Participants electing to take a hardship withdrawal are suspended from making contributions to the Plan for a six-month period.

         (I)      PARTICIPANT LOANS

                  Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the vested portion of his or her account, or $50,000 less the participant's highest outstanding loan balance during the preceding 12 months. The minimum loan is $1,000. Interest rates range from 5 percent to 12 percent

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


                  and maturity dates range from January 23, 2005 to April 16, 2019 on loans outstanding at December 31, 2004.

         (J)      INVESTMENT OPTIONS

                  Participants may direct the investment of their account as follows:

                      SPECIFICALLY DIRECTED INVESTMENTS

                      Participants who were employed by Willbros USA, Inc. or Willbros Energy Services Company on December 31, 1996 may direct the investment of their accounts into savings accounts; certificates of deposits; obligations of the United States; common and preferred stocks; call and put options; bonds, debentures and other debt instruments; and stock, debt or securities issued by private placement.

                      CORE INVESTMENT OPTIONS

                      Participants may direct the investment of their accounts into the following core investments:

                           Russell Investment Contract Fund
                           Russell Fixed Income I Fund
                           Russell Balanced Income Fund
                           Russell Domestic Conservative Fund
                           Russell Global Balanced Fund
                           Russell Aggressive Balanced Fund
                           Russell Global Equity Fund
                           Russell Equity I Fund
                           Russell All International Markets Fund
                           Russell Small Cap Fund
                           Willbros Group, Inc. Common Stock

                      FLEXIBLE CHOICE OPTIONS

                      Participants who are currently employed may direct the investment of their account balances in 1% increments into approximately 400 mutual funds. Participants enter into a Flexible Choice Participation Agreement and maintain an investment election of one or more of the core investment funds for the initial investment of all employee contributions and employer cash contributions. At any time after investment in the core investment fund(s), the participant may direct the trustee to convert all or a portion of his/her investments into one or more of the Flexible Choice Options.

         (K)      ADMINISTRATIVE EXPENSES

                  The Company pays administrative expenses of the Plan (except transaction fees for participants' specifically directed investments and trustee fees).

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF PRESENTATION AND USE OF ESTIMATES

                  The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (B)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

         (C)      VALUATION OF INVESTMENTS AND INCOME RECOGNITION

                  Investments in equity securities and mutual funds are recorded at fair value based upon quoted market prices. Investments in common collective trust funds are recorded at fair value based upon quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments held at year end are shown as net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

                  The Plan holds units of the Russell Investment Contract Fund (Investment Contract Fund). The Investment Contract Fund invests primarily in group annuity contracts and synthetic investment contracts and is fully benefit-responsive. The Investment Contract Fund is recorded at contract value, which approximates fair value. The average yield of the Investment Contract Fund was 3.55% and 4.09% for the years ended December 31, 2004 and 2003, respectively.

(3)      INVESTMENTS

         The following table presents the fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003.

         2004
         ----
         Russell Equity I Fund                      $  3,373,653
         Russell Fixed Income I Fund                   2,045,648
         Russell Small Cap Fund                        2,523,594
         Russell Investment Contract Fund              3,282,649
         Russell Global Balanced Fund                  2,469,375

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


         Russell Aggressive Balanced Fund              1,405,802
         Russell All International Markets Fund        1,435,049
         Willbros Group, Inc. Common Stock             3,489,540


         2003
         ----
         Russell Equity I Fund                      $  3,200,048
         Russell Fixed Income I Fund                   1,864,600
         Russell Small Cap Fund                        2,373,896
         Russell Investment Contract Fund              2,744,284
         Russell Global Balanced Fund                  2,084,141
         Willbros Group, Inc. Common Stock             2,065,385

         During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,584,984 and $3,815,663, respectively, as follows:

                                               2004             2003
                                           ------------     ------------
         Mutual funds                      $    134,609     $    276,732
         Common stocks                        1,845,101          854,893
         Common collective trust funds        1,605,274        2,684,038
                                           ------------     ------------

                                           $  3,584,984     $  3,815,663
                                           ============     ============

(4)      WILLBROS GROUP, INC. COMMON STOCK

         Each participant is entitled to exercise voting rights attributable to the shares of Willbros common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If instructions have not been given by the participant, the trustee will vote the Willbros common stock credited to the participant's account in the same proportion as it votes those shares allocated to participants' accounts for which it receives voting instructions.

(5)      CONCENTRATION OF INVESTMENTS

         The Plan's investment in Willbros common stock represents approximately 13.6% and 9.9% of total investments as of December 31, 2004 and 2003, respectively.

         Willbros operates as an independent international contractor serving the oil, gas, and power industries. It provides construction and engineering services to industry and governmental entities worldwide, specializing in pipelines and associated facilities for onshore, coastal, and offshore locations. Willbros also is involved in asset development, ownership, and operations.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


(6)      RISKS AND UNCERTAINTIES

         The Plan provides for investments in mutual funds, common/collective trust funds; certificates of deposits; obligations of the United States; common and preferred stocks including Willbros common stock; call and put options; bonds, debentures and other debt instruments; and stock, debt or securities issued by private placement. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(7)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(8)      TAX STATUS

         The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service (IRS) has determined that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter dated July 13, 2004 was received from the IRS. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.

(9)      DELINQUENT PARTICIPANT CONTRIBUTIONS

         As reported on Schedule 1, participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2004 and 2003.

(10)     RELATED-PARTY TRANSACTIONS

         The Plan allows for investment in Willbros common stock. The Plan also invests in a money market fund issued by Bank of Oklahoma. Willbros is the Plan Sponsor and Bank of Oklahoma is the Plan's trustee; therefore, these transactions qualify as party-in-interest. These are exempt party-in-interest transactions under ERISA.

(11)     PLAN MERGERS

         On March 29, 2004, the Company's board of directors approved, by unanimous written consent, the merger of the following plans of affiliates into the Plan effective June 1, 2004 (the Merger Date). Assets of $898,077 were merged into the Plan as follows:

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


         Willbros Mt. West Fabrication Plants and Stations, Inc. 401(k) Plan     $  348,266
         Willbros Pacific Industrial Electric, Inc. 401(k) Plan, and                257,106
         Willbros Process Engineering Design, Inc. 401(k) Plan                      292,705

(12)     RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004:

         Net assets available for benefits per the financial
                 statements                                      $ 25,628,698
         Amounts allocated to withdrawing participants               (172,306)
                                                                 ------------
         Net assets available for benefits per the Form 5500     $ 25,456,392
                                                                 ============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

         Benefits paid to participants per the financial statements     $  2,619,519
         Add amounts allocated to withdrawing participants at
                 December 31, 2004                                           172,306
                                                                        ------------
         Benefits paid to participants per the Form 5500                $  2,791,825
                                                                        ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no amounts payable to withdrawing participants at December 31, 2003.

(13)     SUBSEQUENT EVENTS

         Willbros filed Forms 12b-25 with the United States Securities and Exchange Commission indicating that it would not timely file its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q. The primary reason for the delay is the ongoing independent investigation by the Willbros Audit Committee into facts and circumstances surrounding the activities of a former senior executive, which included the filing of improper tax returns in Bolivia, undisclosed related party transactions, and other irregularities, and the resulting restatement of Willbros' financial statements for the years 2002, 2003 and the first three quarters of 2004. In addition, Willbros has not finalized its assessment of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

         Willbros is currently evaluating the information it has obtained regarding the activities of its former executive and the potential impact those activities may have on its financial position at December 31, 2004. Because the evaluation is still ongoing, management cannot yet determine the potential financial impact to Willbros.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


        The Plan was amended April 1, 2005, as necessitated by certain securities laws developments affecting the Plan's ability to offer the common stock of Willbros. Effective April 1, 2005, participants are not permitted to direct the investment of participant contributions, Company matching contributions, loan repayments or existing amounts to Willbros common stock. This amendment shall not affect a participant's ability to direct any amounts in his/her account that are currently invested in Willbros common stock into another investment option offered by the Plan. This amendment will remain in effect until such time that Willbros becomes current with its filings with the Securities and Exchange Commission. After such filing is made and Willbros is once again current in filing all of its periodic reports with the Securities and Exchange Commission, this amendment will no longer be effective and the prohibitions set forth in it shall automatically be lifted.

                                                                      SCHEDULE 1

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

                     YEAR ENDED DECEMBER 31, 2004 and 2003


                                     (b)                                                       (d)
         (a)                RELATIONSHIP TO PLAN,                      (c)                    AMOUNT           (e)
     IDENTITY OF              EMPLOYER OR OTHER            DESCRIPTION OF TRANSACTION,        ON LINE          LOST
    PARTY INVOLVED            PARTY-IN-INTEREST             INCLUDING RATE OF INTEREST          4(A)         INTEREST
-----------------------   ---------------------------   -----------------------------------  ----------     ----------
Willbros USA, Inc.        Plan Sponsor                  2003 employee deferral not
                                                           deposited to Plan in a timely
                                                           manner.  Interest rate of 14.9%
                                                           per annum.                        $      108     $       62

                                                        2004 employee deferrals and
                                                           loan repayments not deposited
                                                           in a timely manner.  Interest
                                                           rate of 6.0% per annum.                  651             34



It was noted that there were unintentional delays by the Company in submitting 2003 and 2004 employee deferrals in the amount of $400 and $108 and 2004 loan repayments in the amount of $251 to the trustee, respectively. The Company reimbursed the Plan for lost interest related to the 2003 transaction on July 15, 2004 in the amount of $62. The Company intends to remit lost interest related to the 2004 transactions subsequent to June 29, 2005.


See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

          SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004


                                                                                       (d) NUMBER OF            (e) CURRENT
(a)     (b) IDENTITY OF ISSUE                  (c) DESCRIPTION OF INVESTMENT               SHARES                   VALUE
-----   ------------------------------   ------------------------------------------  ------------------    ---------------------
*       Bank of Oklahoma, N.A.           AP Cash Management                                     529,345    $             529,345
        Various                          Brokerage Account Flexible Choice
                                           Option                                                                      1,130,616
        Various                          Brokerage Account Specifically
                                           Directed Investments                                                        1,309,859
        Russell Investment Group         Russell Equity I Fund                                   88,664                3,373,653
        Russell Investment Group         Russell Fixed Income I Fund                             83,089                2,045,648
        Russell Investment Group         Russell Small Cap Fund                                  93,814                2,523,594
        Russell Investment Group         Russell Investment Contract Fund                       114,842                3,282,649
        Russell Investment Group         Russell Balanced Income Fund                            45,573                  783,863
        Russell Investment Group         Russell Domestic Conservative Fund                      15,654                  397,919
        Russell Investment Group         Russell Global Balanced Fund                            72,162                2,469,375
        Russell Investment Group         Russell Aggressive Balanced Fund                        69,354                1,405,802
        Russell Investment Group         Russell Global Equity Fund                              20,175                  761,209
        Russell Investment Group         Russell All International Markets
                                           Fund                                                  50,583                1,435,049
*       Willbros Group, Inc.             Common Stock                                           151,390                3,489,540
*       Participant Loans                Interest rates ranging from 5.0% to
                                           12.0% per year, maturity dates
                                             ranging from January 23, 2005 to
                                             April 16, 2019                                                              692,161
                                                                                                           ----------------------

                                                                                                           $          25,630,282
                                                                                                           ======================


*    Column (a) indicates a party-in-interest


See accompanying report of independent registered public accounting firm.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                                    Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Willbros Employees' 401(k) Investment Plan


Date:  June 29, 2005                 By: /s/ DENNIS G. BERRYHILL
                                         ---------------------------------------
                                         Dennis G. Berryhill
                                         Willbros Employee Benefits Committee

                                  EXHIBIT INDEX


EXHIBIT NUMBER       DESCRIPTION
---------------      ----------------------------------------------------------
      23             Consent of Independent Registered Public Accounting Firm